UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AXESSTEL, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	91-1982205
(State of incorporation)	(I.R.S. Employer Identification No.)

6305 Lusk Boulevard
San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value	American Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock. As of April 27, 2004, there were 7,987,451 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of our common stock will have the ability to elect all of our directors.

Holders of our common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of our common stock.

All outstanding shares of our common stock are, and any shares of our common stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Warrants to Purchase Common Stock

On January 8, 2004, we issued warrants to purchase (i) an aggregate of 1,360,000 shares of our common stock at an exercise price of $1.00 per share, and (ii) an aggregate of 272,000 shares of our common stock at an exercise price of $2.00 per share. The warrant exercise price with respect to the 272,000 shares of our common stock increases to $3.30 per share if we have revenue of at least $49,610,000 and EBITDA of at least $4,059,440 for the year ending December 31, 2004. The warrants to purchase an aggregate the 1,360,000 shares of common stock are exercisable for a period of six months from the date of issuance and the warrants to purchase the 272,000 shares of common stock are exercisable beginning on the first date on which the achievement of the milestones can be determined until the date that is eighteen (18) months thereafter.

On March 16, 2003, issued a warrant to purchase up to 100,000 shares of our common stock pursuant to which (i) the first 50,000 shares of which are exercisable at $3.31 per share, (ii) the next 25,000 shares of which are exercisable at $3.59 per share and (iii) the balance of which are exercisable at $3.88 per share. The warrant is exercisable until the close of business on March 16, 2011. On March 16, 2004, we also issued a warrant to purchase up to 47,468 shares of our common stock at an exercise price of $3.16 per share.

The price for which the warrants are exercisable and the number of shares which are issuable upon exercise of the warrants are subject to adjustment if we (i) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (ii) subdivide our outstanding shares of common stock, or (iii) combine our outstanding shares of common stock into a smaller number of shares of common stock.

Promissory Notes

On January 8, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $1 million. The principal, together with accrued interest thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $2.00 per share. Interest accrues on the outstanding balance under the promissory note at a rate per annum equal to the “prime rate” plus three percent. The promissory note is due on January 8, 2005.

On March 16, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $3 million. The principal, together with accrued interest and fees thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $3.16 per share. Interest accrues on the outstanding balance under the promissory note at a rate per annum equal to the “prime rate” plus three percent. The promissory note is due on March 16, 2007.

The per share price and the number and kind of shares or other securities to be issued upon conversion of the promissory note is subject to adjustment if we (a) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (b) subdivide our outstanding shares of common stock, or (c) combine our outstanding shares of common stock into a smaller number of shares of common stock. The per share price is also subject to adjustment in connection with certain issuances of our common stock or securities convertible into shares of our common stock at a per share price less than $3.16.

Item 2. Exhibits

The following exhibits are filed as part of this Registration Statement:

3.1	(1)	Articles of Incorporation of the Registrant, as amended.

3.2	(1)	Amended and Restated Bylaws of the Registrant, as amended.

4.1	(1)	Specimen Common Stock Certificate.

(1)	Filed with Form 10-KSB/A dated April 19, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 28, 2004

AXESSTEL, INC.

By:	/s/ HONG JOON CHOUGH

Hong Joon Chough
Chief Financial Officer

EXHIBIT INDEX

3.1	(1)	Articles of Incorporation of the Registrant, amended.

3.2	(1)	Amended and Restated Bylaws of the Registrant, as amended.

4.1	(1)	Specimen Common Stock Certificate.

(1)	Filed with Form 10-KSB/A dated April 19, 2004.